SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Strategic Diagnostics Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    862700101
                                 (CUSIP Number)

                             William B. Sawch, Esq.
                               PE Corporation (NY)
                     (Formerly The Perkin-Elmer Corporation)
                                 761 Main Avenue
                                Norwalk, CT 06859
                                 (203) 762-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 6 Pages

CUSIP No. 862700101                     13D/A                  Page 2 of 6 Pages


----------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          PE Corporation (NY)  06-0490270 (Formerly The Perkin-Elmer Corporation)
----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)      [_]
                                                                                            (b)      [_]

----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC
----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                    [_]
----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
----------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER
           NUMBER OF                     876,224
             SHARES             --------------------------------------------------------------------------
          BENEFICIALLY            8      SHARED VOTING POWER
            OWNED BY
              EACH              --------------------------------------------------------------------------
            REPORTING             9      SOLE DISPOSITIVE POWER
             PERSON                      876,224
              WITH              --------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER


----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          876,224
----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*
                                                                                                    [_]
----------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.294%
----------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO

----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 1 to Schedule 13D relating to shares of common stock, par value $0.01 per share (the "Issuer Common Stock"), of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"), is being filed to report the fact that the Reporting Person has sold shares of Issuer Common Stock. Reference is made to the Schedule 13D filed by the Reporting Person (under its former name The Perkin-Elmer Corporation) with the Securities and Exchange Commission on January 9, 1997. Items not included in this Amendment No. 1 are either not amended or are not applicable.

Item 2.  Identity and Background.

         In connection with the recapitalization of the Reporting Person on May 6, 1999, the Reporting Person became a wholly-owned subsidiary of PE Corporation, a Delaware corporation. The principal offices of PE Corporation are located at 761 Main Avenue, Norwalk, Connecticut 06859. On May 25, 2000, the Reporting Person changed its name from The Perkin-Elmer Corporation to PE Corporation (NY).

         PE Corporation is a supplier of products, services, and information in the life sciences and in genomics. PE Corporation conducts its business activities through its PE Biosystems Group and its Celera Genomics Group. The PE Biosystems Group is principally engaged in the development, marketing, and support of systems consisting of instruments, reagents, and software that are used in basic life sciences research, pharmaceutical research and development, diagnostics, forensics, and food testing. The Celera Genomics Group is principally engaged in the generation, sale, and support of genomic, proteomic, and related biological and medical information and the development and sale of related products and services. PE Corporation conducts these businesses indirectly through the Reporting Person and its other subsidiaries.

         The name, address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person and PE Corporation are set forth on Schedule I hereto and are incorporated herein by reference. The executive officers of the Reporting Person are the same as the executive officers of PE Corporation. Certain of such executive officers serve as the directors of the Reporting Person and are so identified on Schedule I.

         During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of its directors or executive officers or any of the directors or executive officers of PE Corporation: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of Issuer.

         (a) The Reporting Person beneficially owns an aggregate of 876,224 shares of Issuer Common Stock which represents 5.294% of the issued and outstanding shares of Issuer Common Stock (based on the number of shares outstanding as of March 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000). As of the date hereof, none of the Reporting Person, PE Corporation or, to the knowledge of the Reporting Person, any of their directors or executive officers, otherwise beneficially own any shares of Issuer Common Stock.

         (b) Subject to the following sentence, the Reporting Person has sole voting and sole dispositive power with respect to all shares of Issuer Common Stock which are owned by the Reporting Person. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of the Reporting Person, may also be deemed to have sole voting and sole dispositive power with respect to such shares.

         (c) The Reporting Person sold the following number of shares of Issuer Common Stock on the following dates at the average prices per share set forth in the following table:

-----------------------------------------------------------------------------
        Date              No. of Shares         Average Price Per Share
-----------------------------------------------------------------------------
    June 7, 2000              4,400                     $6.2500
-----------------------------------------------------------------------------
    June 8, 2000              1,000                     $6.1250
-----------------------------------------------------------------------------
    June 9, 2000              6,000                     $6.0625
-----------------------------------------------------------------------------
   June 12, 2000             17,700                     $6.1522
-----------------------------------------------------------------------------
   June 13, 2000              3,100                     $6.0000
-----------------------------------------------------------------------------
   June 19, 2000             10,000                     $5.8750
-----------------------------------------------------------------------------
   June 20, 2000             75,000                     $5.8125
-----------------------------------------------------------------------------
   June 21, 2000             50,000                     $5.8125
-----------------------------------------------------------------------------
   June 22, 2000             80,000                     $6.2278
-----------------------------------------------------------------------------
   June 23, 2000             27,700                     $6.2071
-----------------------------------------------------------------------------
   June 26, 2000             33,100                     $6.1545
-----------------------------------------------------------------------------
   June 27, 2000             75,000                     $5.9800
-----------------------------------------------------------------------------
   June 28, 2000             37,000                     $5.6926
-----------------------------------------------------------------------------
   June 29, 2000             11,500                     $5.3152
-----------------------------------------------------------------------------
   June 30, 2000              1,000                     $5.3750
-----------------------------------------------------------------------------

All of such sales were effected by UBS Warburg LLC on behalf of the Reporting Person through the NASDAQ National Market. Except as set forth in this Section 5(c), there have not been any transactions in the Issuer Common Stock effected by or for the account of the Reporting Person, PE Corporation or, to the knowledge of the Reporting Person, any of their directors or executive officers, during the past 60 days.

         (d) Subject to the following sentence, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by the Reporting Person. PE Corporation, by virtue of its ownership of all of the issued and outstanding capital stock of the Reporting Person, may also be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by the Reporting Person.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PE CORPORATION (NY)

                                   By: /s/ William B. Sawch
                                       ---------------------------------------
                                      William B. Sawch
                                      Senior Vice President and General Counsel

Dated:  June 30, 2000

                                   Schedule I

         All persons named below have a business address at 761 Main Avenue, Norwalk, CT 06859. All persons named below are U.S. citizens except Jean-Luc Belingard, who is a French citizen.

                           Directors of PE Corporation

         Name                                          Position
         ----                                          --------
Mr. Tony L. White                  Chairman, President and Chief Executive Officer,
                                     PE Corporation
Mr. Richard H. Ayers               Retired
Mr. Jean-Luc Belingard             Chief Executive Officer, Pierre Fabre S.A.
Dr. Robert H. Hayes                Professor, Harvard Business School
Dr. Arnold J. Levine               President and Chief Executive Officer,
                                     Rockefeller University
Mr. Theodore E. Martin             Retired
Dr. Carolyn W. Slayman             Professor and Deputy Dean,
                                     Yale University School of Medicine
Mr. Orin R. Smith                  Chairman and Chief Executive Officer,
                                     Engelhard Corporation
Mr. Georges C. St. Laurent, Jr.    Principal, St. Laurent Properties
Mr. James R. Tobin                 President and Chief Executive Officer,
                                     Boston Scientific Corporation


                      Executive Officers of PE Corporation

         Name                                          Position
         ----                                          --------
Mr. Tony L. White*                Chairman, President and Chief Executive Officer
Dr. Peter Barrett                 Vice President
Dr. Samuel E. Broder              Vice President
Mr. Ugo D. DeBlasi                Assistant Controller
Mr. Ronald D. Edelstein           Vice President
Dr. Elaine J. Heron               Vice President
Dr. Michael W. Hunkapiller        Senior Vice President, and
                                    President, PE Biosystems Group
Mr. Vikram Jog                    Corporate Controller
Mr. Joseph E. Malandrakis         Vice President
Dr. Kenneth D. Noonan             Senior Vice President
William B. Sawch, Esq.*           Senior Vice President and General Counsel
Mr. Gregory T. Schiffman          Assistant Controller
Ms. Deborah A. Smeltzer           Assistant Controller
Ms. Joyce A. Sziebert             Vice President, Human Resources
Dr. J. Craig Venter               Senior Vice President, and
                                    President, Celera Genomics Group
Mr. Dennis L. Winger*             Senior Vice President and Chief Financial Officer

*Also serves as director of the Reporting Person